UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  June 23, 2004


                                PREMIER FOODS PLC
                   (formerly Premier International Foods plc)
                 -----------------------------------------------
                 (Translation of registrant's name into English)



                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                     England
                 -----------------------------------------------
                     (Address of principal executive office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                          Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes |_| No |X|

                                  EXHIBIT INDEX
                                  -------------

   Exhibit                         Description
   -------                         -----------

     99.1 Press release, dated June 23, 2004, issued by Premier relating to:
               (i) intention to redeem Sterling-denominated and Dollar-denominated Senior Notes due 2009;
               (ii) changes to financial statements; and
               (iii) potential sale of Materne asset.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: June 23, 2004


Premier Foods plc



By:     /s/ Paul Thomas
       -------------------------
Name:   Paul Thomas
Title:  Group Finance Director






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